22006841

ION

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SEC Mail Processing

MAY 3 1 2022

Washington, DC

| SEC FILE NUMBER |
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# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Public Ventures, LLC    MDB Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4209 Meadowdale Lane
(No. and Street)

Dallas (City)    TX (State)    75229 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Schuman (Name)    310-526-5000 (Area Code – Telephone Number)    info@mdb.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

600 North Pearl, Suite 1700 (Address)    Dallas (City)    TX (State)    75201 (Zip Code)

10/08/2003 (Date of Registration with PCAOB)(if applicable)    00243 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RM

**OATH OR AFFIRMATION**

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Public Ventures, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________

Title: CFO & CCO

See Attached Certificate

____________

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clear/Reset

WELLS FARGO

# Jurat Certificate California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 26th

day of May, 2022, by Gary Schuman

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

*Place Seal Here*

GREGORY KOSAL
COMM. #2302859
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Commission Expires 09/21/2023

Signature

## Description of Attached Document

Type or Title of Document
Annual Reports Form X-17A-5 Part III

Document Date
5/26/22

Number of Pages
2

Signer(s) Other Than Named Above
None


DSG3018CA (Rev 02-04/21)

BDO

Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

600 North Pearl, Suite 1700
Dallas, TX 75201

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Public Ventures, LLC
Dallas, TX

### *Opinion on the Consolidated Financial Statement*

We have audited the accompanying consolidated statement of financial condition of Public Ventures, LLC (formerly known as MDB Capital Group LLC) (the Company) as of December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

### *Emphasis of Matter*

We draw attention to Note 1 of the financial consolidated statement, which describes the significant matters that occurred subsequent to the year end. Our opinion is not modified in respect of this matter.

We have served as the Company's auditor since 2021

BDO USA, LLP

Dallas, Texas
May 26, 2022

## PUBLIC VENTURES, LLC AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

**($ in thousands)**

| | | December 31, 2021 Financials |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 6,225 |
| Investment securities, at fair value | | 105 |
| Grants receivables | | 468 |
| Property and equipment, net | | 579 |
| Prepaid expenses and other assets | | 150 |
| Right-of-use asset | | 721 |
| Total assets | $ | 8,248 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Accounts payable and accrued expenses | $ | 766 |
| Lease liability | | 721 |
| Total liabilities | | 1,487 |
| Commitments and Contingencies | | |
| Members' Equity | | |
| Members' equity | | 7,879 |
| Noncontrolling interests | | (1,118) |
| Total members' equity | | 6,761 |
| Total liabilities and members' equity | $ | 8,248 |

**See accompanying notes to consolidated statement of financial condition.**

## 1. Organization and Description of Business

Public Ventures, LLC, ("Public Ventures") formerly known as MDB Capital Group LLC, a Texas limited liability company (together with its subsidiaries, the "Company") is an investment banking and brokerage firm. As of December 31, 2021, Public Ventures, LLC majority owned Patentvest, Inc. ("Patentvest"), its intellectual property vetting business, and majority owned Invizyne Technologies, Inc., a Nevada corporation, and its technology development company, which principally conducts business through its wholly owned subsidiary Invizyne Technologies, Inc., a California corporation, together ("Invizyne").

Public Ventures was launched in California in 1997 as MDB Capital Group, LLC, re-domiciled in Texas as a Texas LLC in 2016, and renamed to Public Ventures, LLC in 2022. Public Ventures is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Texas State Securities Board. Public Ventures is a limited liability company whose managers are Messers. Christopher A. Marlett and Anthony DiGiandomenico. Public Venture's operates on a fully disclosed basis with a nonrelated FINRA member firm, Interactive Brokers, LLC ("Interactive Brokers"), and is not required to maintain a clearing deposit. Interactive Brokers is the clearing firm and custodian of Public Ventures' investments.

PatentVest was formed in Delaware in 2007 as a wholly owned subsidiary of Public. PatentVest performs Public Ventures' intellectual property vetting, due diligence functions on the intellectual property of the Company's partner and prospective partner companies and creates an intellectual property roadmap for such partner companies.

Invizyne Technologies, Inc., NV was formed in Nevada in 2019 and its wholly owned subsidiary Invizyne Technologies, Inc., CA ("Invizyne CA") was formed in California in 2014, together ("Invizyne"). Invizyne was formed with the vision of taking nature's building blocks to make molecules of interest, effectively simplifying nature. Invizyne is a technology development subsidiary of Public Ventures, LLC which holds a controlling interest that has varied, but which remains over 50% ownership of Invizyne. Invizyne's technology is a differentiated and unique synthetic biology platform which would enable the scalable exploration of large number of molecules and properties found in nature. Invizyne is consolidated due to the Public Ventures, LLC's controlling equity interest in the organization.

### Recent Transactions

In February 2021, Public Ventures applied to FINRA to add self-clearing as a line of business and received approval November 2021. Public Ventures is in the process of establishing self-clearing capabilities to enhance its investment banking business with both issuer and investor clients with the focus of creating a service where investment securities are issued, traded and cleared.

In 2021 a new legal entity, MDB Capital Holdings, LLC, a Delaware limited liability company, was formed with the intent that it would become the parent entity of Public Ventures, LLC. In January 2022, ownership of Invizyne and Patentvest was distributed to the owners of Public Ventures. Subsequently, ownership of Invizyne, Patentvest and Public Ventures was transferred to MDB Capital Holdings, LLC.

In January 2022, MDB Capital Holdings, LLC initiated a private financing. As part of the financing, certain cash and investments held by Public Ventures will be distributed to its former members.

On January 10, 2022, MDB Capital Group, LLC filed a Certificate of Amendment with the Texas Secretary of State to change its name to Public Ventures, LLC. The Certificate of Amendment was declared effective as of January 10, 2022.

On January 14, 2022, Public Ventures, LLC distributed 100% of its interest in Patentvest, Inc. and Invizyne Technologies, Inc. and its subsidiary to its members in proportion to their respective interests.

On January 15, 2022, Public Ventures filed Form 8832, Entity Classification Election, with the IRS electing to be treated as a corporation for tax purposes.

On January 16, 2022, the Members of Public Ventures, LLC contributed their entire interest in the stock of Public Ventures to MDB Capital Holdings, LLC. There was no change in beneficial ownership as a result of this event.

On March 28, 2022, Invizyne granted 232,690 restricted stock units ("RSUs") in payment of 2021 employee performance bonuses.

## 2. Summary of Significant Accounting Policies

**Principles of consolidation and basis of presentation:**

The consolidated accounts of the Company include the partially-owned subsidiaries of which the Company is the majority owner, primary beneficiary, or has operating control due to board representation. All material intercompany accounts and transactions have been eliminated in consolidation. Non-controlling interests at December 31, 2021 relate to the interest of third parties in the partially-owned subsidiaries.

The Company performs consolidation analyses on entities to identify variable interest entities ("VIEs") and determine the appropriate accounting treatment. An entity is considered a VIE and, therefore, would be subject to the consolidation provisions of the Accounting Standards Committee ("ASC")'s 810-10-15 if, by design, equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ASU 2015-2, Amendments to Consolidation Analysis was issued February 2015, which amended the consolidation requirements in ASC 810, Consolidation. Under the amended guidance, an entity also is considered a VIE if it has equity investors who lack substantive participating or kick-out rights. VIEs are consolidated by their primary beneficiaries. When the Company enters into a transaction with a VIE, the Company determines if it is the primary beneficiary by determining whether it (a) has the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. If determined to be the primary beneficiary, the Company consolidates the entity.

The managing members of the Company have a controlling interest in PatentVest, S.A., a company based in Nicaragua (which will be renamed MDB Capital S.A in 2022). As the Company does not have a controlling financial interest in this company, management has determined PatentVest, S.A. is not a VIE and has excluded this company in the consolidation. It is the Company's policy to reconsider this conclusion on an annual basis or if there were significant ownership changes. See also related party disclosures below at Note [8] Related Party Transactions for more information.

**Use of Estimates**

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers highly liquid investments with original maturities or remaining maturities upon purchase of three months or less to be cash equivalents. There were no cash equivalents held by Company at December 31, 2021. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments. There have been no credit risk losses in 2021.

**Restricted Cash and Deposits**

From time to time the Company provides deposits or enters into agreements that would require funds to be held in a restricted cash account. At December 31, 2021 the Company had no funds which were restricted.

**Investment Securities and Securities Sold Not Yet Purchased**

The Company strategically invests funds in early stage technologies companies. Equity investments are reported at fair value. See Fair Value of Financial Instruments below for discussion of fair value measurements.

Purchases and sales of equity securities that are common stock and warrants to purchase common stock are recorded based on the market price quotations. Interest income is recorded on the accrual basis.

Securities sold not yet purchased represents an obligation to return the number of securities that were sold short. The securities may be common stock or options and the amounts are determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers,adjusted for any basis difference between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreadsand recovery rates as significant inputs. There were no securities sold not yet purchased as of December 31, 2021.

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's financial instruments primarily consist of cash, investment securities, accounts payable and accrued expenses. As of the statement of financial condition date, investment securities and securities sold and not yet purchased are required to be recorded at fair value with the change in fair value during the period being recorded as an unrealized gain or loss. As of the statement of financial condition date, the estimated fair values of the Company's other financial instruments recorded in other assets were not materially different from their carrying values as presented on the consolidated statement of financial condition. This is primarily attributed to the short-term maturities of these instruments.

The Company determines the fair value of its financial instruments based on a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include certain investment securities and securities sold and not yet purchased.

Level 2 - Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. The Company categorizes its investment securities-common stock warrants, within Level 2 of the fair value hierarchy.

Level 3 - Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions. The Company categorizes its investment securities in non-public companies within Level 3 of the fair value hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Equity securities: Equity securities that are common stocks are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. -

The following table sets forth the fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 (in thousands):

| Assets | Classification | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Investment Securities | Equity securities-Common stock | $ 55 | $ - | $ 50 | $ 105 |
| Total assets measured at fair value | | $ 55 | $ - | $ 50 | $ 105 |

During the year ended December 31, 2021, the Company did not have any transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy.

**Property and Equipment**

Property and equipment is recorded at cost. Major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Gains and losses from disposition of property and equipment are included in income and expense when realized. Depreciation is provided using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Laboratory equipment | 5 years |
| Furniture and fixtures | 7 years |
| Leasehold Improvements | Lesser of the lease duration or the life of the improvements |

Property and equipment consisted of the following ($ in thousands):

| | As of December 31, 2021 |
|---|---|
| Laboratory Equipment | $ 622 |
| Furniture and Fixtures | 8 |
| Leasehold Improvements | 66 |
| Total property and equipment | 696 |
| Less: Accumulated Depreciation | 117 |
| Property and equipment, net | $ 579 |

**Long-Lived Assets**

The Company reviews long-lived assets, consisting of property and equipment, for impairment at each fiscal year end or when events or changes in circumstances indicate the carrying value of theseassets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated statement of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The Company has not historically

recorded any impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs. For the year ended December 31, 2021, the Company had not deemed any long-lived assets as impaired, and was not aware of the existence of any indicators of impairment at such date.

**Income taxes**

Public Ventures was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Public Ventures' taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements related to Public Ventures.

Invizyne accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before Invizyne is able to realize their benefits, or that future deductibility is uncertain. At December 31, 2021, Invizyne has established a full valuation allowance against all deferred tax assets.

Tax benefits from an uncertain tax position are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical meritsof the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, there was no accrued interest or penalties related to uncertain tax positions.

**Grant Reimbursements**

Invizyne's activities have been limited to grant reimbursements which are netted with research and development expenses. Grant reimbursements for capitalized assets are recognized over the useful life of the assets, with the unrecognized portion considered a deferred liability and included in liabilities on the consolidated statement of financial condition.. Deferred grant liability at December 31, 2021 was approximately $161 thousand. Grant reimbursements totaled $1.374 million during the year ended December 31, 2021.

**Research Grants**

Research grants received from organizations are subject to the contract agreement as to how Invizyne conducts its research activities, and Invizyne is required to comply with the agreement terms relating to those grants. Amounts received under research grants are nonrefundable, regardless of the success of the underlying research project, to the extent that such amounts are expended in accordance with the approved grant project. Invizyne is permitted to draw down the research grants after incurring the related expenses.. Grant drawdowns for the year ended December 31, 2021 totaled approximately $1.374 million. The variance between the amount of research and development expense offsets and grant draw downs consists of a change in grants receivables and deferred grant reimbursements.

**Stock Based Compensation**

Invizyne's 2020 Equity Incentive Plan (the "Plan"), which is shareholder-approved, permits the grant of share options and shares to its employees for up to 903,780 shares of common stock. The Plan authorizes the use of stock options, restricted Stock, and restricted Stock Units.

Stock options have been granted with an exercise price of $2.53, which is equal to the fair market value of the common stock on the date of grants, and have a 7-year contractual term. The stock options vest ratably over a 5-

year period. Compensation cost is recognized on a straight-line. Through December 31, 2021, a total of 513,750 stock options have been granted. For the year ended December 31, 2021, a total of 94,187 stock options have vested.

Restricted Stock Units ("RSUs") in our subsidiary Invizyne, have been granted based on a value equal to the current investment value of shares of $2.53 per share. These RSUs were issued in lieu of cash bonuses. As the RSUs do not vest until a future event occurs, we have recorded no current period compensation expense related to these RSUs.

**3. Recently Issued Accounting Pronouncements**

In 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance ("ASU 2021-10"), which. Early adoption of ASU 2016-02 as of its issuance is permitted. The Company has adopted ASU 2016-02 for the year ended December 31, 2021.

**4. COVID 19 and other risks and uncertainties**

In December 2019, a novel strain of coronavirus, which causes the disease known as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 coronavirus has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic has and may continue to impact the Company's investments and potential investments,which could disrupt its business. The effects of the public health directives and the Company's work-from-home policies may negatively impact productivity, disrupt its business and delay timelines andfuture results, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on the Company's ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in the Company's operations could negativelyimpact business, results of operations and financial condition, including its ability to obtain financing.To date, the Company has not incurred impairment losses in the carrying values of its assets as a result of the pandemic and is not aware of any specific related event or circumstance that would require the Company to revise its estimates reflected in these consolidated financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the "CARES Act") was enacted in response to market conditions related to the coronavirus ("COVID-19") pandemic. The CARES Act includes many measures to help companies, including providing loans to qualifying companies, under the Paycheck Protection Program (the "PPP") offered by the U.S. Small Business Administration (the "SBA"). During 2020, the Company received proceeds from a loan in the aggregate amount of $251 thousand pursuant to the Paycheck Protection Program (the "PPP Loan"). The proceeds of the PPP Loan were available to be used to pay for payroll costs, rent and other eligible costs. As of December 31, 2021, the Company has used all of the PPP Loan proceeds for eligible costs. The PPP Loan was unsecured and had an interestrate of 1.00% per annum and was subject to the terms and conditions applicable to loans administeredby the SBA under the CARES Act. In 2021, the PPP Loans totaling $251 thousand plus accrued interest of $3 thousand were forgiven in their entirety.

**5. Risks and Uncertainties**

The reorganization discussed in note 1 above been designed and implemented in connection with our planned private financing ("PPF") . As part of this reorganization, a new parent company has been formed. Certain securities and assets have been distributed, and certain cash assets are intended to be distributed to certain current members of the Company as part of the reorganization. The reorganization also contemplates a significant fund raising for the PPF. If the PPF is unsuccessful, the Company will not distribute cash assets.

**6. Non-controlling Interests**

During 2021, Public Ventures' ownership of Invizyne ranged from 49.2% to 56.3%, with non-controlling interest ranging from 50.8% to 43.7%. Public Ventures owns Invizyne by approximately 56.3% as of December 31, 2021, and the remaining percentage are owned by the non-controlling interest as stated below:

| | For the year ended December 31, 2021 |
|---|---|
| Invizyne (Net Loss) | ($1,209) |
| Non-controlling % | 50.8% to 43.7% |

| | |
|---|---|
| Non-controlling Interest | $ (573) |

During 2021, Public Ventures' owned approximately 89% of Patentvest.

**7. Concentration of Credit Risk**

Public Ventures is engaged in various brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, Public Ventures may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Public Ventures' policy to review,as necessary, the credit standing of each counter party.

Financial instruments which potentially subject to the Company's concentrations of credit risk consistprimarily of cash, cash equivalents, restricted cash, and grant receivables. The Company's cash is deposited in accounts at large financial institution. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held and government grant funded nature of Invizyne's potential grant receivables.

**8. Related party transactions**

Members of the Company also own PatentVest S.A. (to be renamed MDB Capital S.A), which provides outsourced administrative services to the Company's Nicaragua office. During the year ended December 31, 2021 the Company paid PatentVest S.A. $930 thousand.
The Company leased its Dallas headquarters office space in a building owned by the controlling members. During the year ended December 31, 2021, the Company incurred related lease expense of $123 thousand, which was converted to equity in 2021.

In December of 2021, the Company distributed to its two principal members non-cash securities assets having an approximate total value of approximately $2,565 thousand as of December 31, 2021.

On January 14, 2022, the Company distributed to its two principal members its shares of Invizyne Technologies, Inc. and PatentVest, Inc. See Note [14] Subsequent Events for additional information.

**9. Commitments and Contingencies**

**Net Capital Requirement (Public Ventures)**

Public Ventures is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2021, Public Ventures had net capital of $5.379 million which was $5.129 million in excess of the minimumof $250 thousand required.

The Company's ratio of aggregate indebtedness of $337 thousand to net capital was 0.06 to 1 compared to the maximum 15 to 1 allowable ratio of a broker dealer. Minimum net capital is based upon the greater of the statutory minimum net capital of $250 thousand or 6 2/3% of aggregate indebtedness, which was calculated as $22 thousand at December 31, 2021.

**Registration Statement Filing Obligations**

The Company currently does not have piggy-back registration right obligations on its securities. In the event it ultimately is successful in creating a public offering for its controlled subsidiaries, it is likely that the non-controlling shareholders would require the non-controlling shares be registered.

**Indemnification Provisions**

Public Ventures has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the accounts of customers. Should a customer not fulfill its obligation on a transaction, Public Ventures may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Public Ventures' indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2021 have subsequently settled with no resulting material liability to Public Ventures. For the year ended December

31, 2021,Public Ventures had no material loss due to counterparty failure, and had no obligations outstanding under the indemnification arrangement as of December 31, 2021.

**Invizyne Funding Requirements**

The Company has entered into a funding agreement (the "Funding") to purchase shares in Invizyne at a pre-determined price up to $5 million. The amounts are to be funded if on-going financial covenants are met. As of December 31, 2021, $3.645 million has been funded, bringing Public Ventures' ownership interest in Invizyne to 56.3%. Public Ventures waived its 10% cash fee relative to the Funding in exchange for other requested amendments. As a condition of the Funding, 197,629 warrants to purchase shares were issuable ("theFunding Warrants"). The Funding Warrants vest as amounts are funded. Through December 31, 2021, 144,071 Funding Warrants have vested. Any value attributed to these warrants eliminates in consolidation. See Note [14 Subsequent Events for additional information.

## 10. Employee Benefit Plans

Public Ventures and Invizyne both sponsored individual 401(k) defined contribution plans for the benefit of each company's employees when eligible. The plans allow eligible employees to contribute a portion of their annual compensation, not to exceed annual limits established by the federal government. Invizyne makes matching contributions for participating employees up to a certain percentage of the employee contributions; matching contributions were funded for the years ended December 31, 2021. Benefits under this plan were available to all employees, and employees become fully vested in the employer contribution upon receipt. In July 2021, Public Ventures discontinued its 401(k) plan.

The companies also provide health and related benefit plans for eligible employees.

## 11. Exclusive License Agreement (Invizyne)

On April 19, 2019, Invizyne entered into an exclusive license agreement (the "License Agreement") with the Regents of the University of California ("The Regents"), for patent rights and associated technology relating to the biosynthetic platform (the "Patent"). Certain individuals named as inventors of the Patent are also the founding stockholders of Invizyne. A founder of Invizyne was the head of the laboratory which was used in the research development agreementwith The Regents.

Under the License Agreement, Invizyne holds an exclusive license of the Patent and a non-exclusive license for the associated technology to make, have made, use, have used, sell, have sold, offer for sale, and import licensed products. Invizyne also has the rights to sub-license its rights to the patent underlying the License Agreement.

Under the License Agreement, Invizyne has committed to pay certain royalties on net sales for 10 years after the first commercial sale of such licensed product. At December 31, 2021, there was no accrued royalties recorded.

Invizyne is obligated to make payments upon achievement of certain milestones as defined in the License Agreement. At December 31, 2021, none of the milestones had been achieved by Invizyne.

Under the License Agreement, Invizyne is to achieve certain development milestones. If Invizyne fails to achieve a development milestone by the deadline, The Regents have the right and option to either terminate the agreement or reduce Invizyne's exclusive and nonexclusive license in accordance with the agreement. As of December 31, 2021, the performance milestones have been met.

Invizyne may terminate the License Agreement, in whole or in part as to a particular patent right,at any time by providing notice of termination to The Regents as defined in the License Agreement.

Pursuant to the terms of the License Agreement, Invizyne originally issued 158,340 shares of its common stock to The Regents. Due to a non-dilution provision, an additional 63,657 shares are issuable to the Regents as of December 31, 2021.

Invizyne accounts for the costs incurred in connection with the License Agreement in accordancewith FASB ASC 730 Research and Development. For the year ended December 31, 2021,except for the license fee of $5 thousand additional costs were incurred pursuant to the terms of the License Agreement.

On January 12, 2021, the License Agreement was amended where it was mutually agreed that Invizyne would pay The Regents patent costs of $132 thousand. As of December 31, 2021, these patent costs were fully repaid.

**12. Leases (Invizyne)**

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than twelve months. Pursuant to this standard, Invizyne has recorded an operating lease right-of-use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of December 31, 2021.

ROU assets represent the Invizyne's right to use an underlying asset for the lease term, and lease liabilities represent the Invizyne's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Invizyne uses the implicit rate when it is readily determinable. Since the Invizyne's leases do not provide implicit rates, to determine the present value of lease payments, management uses the Invizyne's estimated incremental borrow rate based on the information available at lease commencement. At lease inception, Invizyne recorded a right-to-use asset in the amount of $759 thousand, and a lease liability of $759 thousand.

**13. Income Taxes**

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Company's subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company, except as set forth in the tables below.

As of December 31, 2021, the Company's taxable entities had approximately $2,774 thousand of net operating loss carryforwards for federal income tax purposes which can be carried forward indefinitely.

A reconciliation of the federal statutory tax rate to the effective tax rate (including Subchapter C-corporations) is as follows:

| | Year Ended December 31, 2021 |
|---|---|
| Federal statutory rate | 21.0 |
| State, net of federal tax benefit | 0.5 |
| Income/loss excluded from nontaxable entities | (19.4) |
| Other | (0.0) |
| Valuation allowance | (2.1) |
| Effective rate | 0% |

Significant components of the deferred tax assets and liabilities (including Subchapter C-corporations) were as follows (in thousands):

| | | December 31, 2021 |
|---|---|---|
| **Deferred tax assets:** | | |
| Stock compensation | $ | 56 |
| Net operating loss carryforwards | | 774 |
| Valuation allowance | | (821) |
| Total deferred tax assets | $ | 9 |
| **Deferred tax liabilities:** | | |
| Property and equipment principally due to differences in depreciation | | (9) |
| Total deferred tax liabilities | $ | (9) |
| Net deferred tax assets/(liabilities) | $ | - |

Net deferred tax assets and liabilities were classified on the consolidated statement of financial condition as follows

| | | December, 31 2021 |
|---|---|---|
| Deferred tax assets | $ | 9 |
| Deferred tax liabilities | | (9) |
| Other noncurrent assets/(liabilities) | $ | - |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2021, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of approximately $820,696 were recorded for tax carryforwards and attributes to reduce the net deferred tax assets to an amount that is more likely than not to be recognized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company's policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had no material uncertain tax positions at December 31, 2021. The tax years 2018 – 2020 remain open to examination for federal income tax purposes.

## 14. Subsequent Events

Subsequent events are discussed in Note 1 under Recent Transactions.

The Company has evaluated subsequent events through the date which the consolidated financial condition were available to be issued. Except as disclosed above, no other events have occurred subsequent to the consolidated statement of financial condition date that would require adjustment to or disclosure in these consolidated financial condition.

## 15. Disclosures Regarding FOCUS and Net Capital

The consolidated financial statements filed in the FOCUS report may have different consolidation requirements than the audited consolidated financial statements prepared under GAAP. The SEC requires that such differences, if material, be disclosed in a note to the audited financial statements or included as supplementary information.

**PUBLIC VENTURES, LLC AND SUBSIDIARIES**
**COMPARISON OF AUDIT VERSUS FOCUS**
**($ in thousands)**

| | December 31, 2021 Audited Financials | * December 2021 Focus Report | Difference |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and cash equivalents | $ 6,225 | $ 5,670 | $ 555 |
| Investment securities, at fair value | 105 | 105 | - |
| Investment in subsidiaries | - | 3,668 | (3,668) |
| Grants receivables | 468 | - | 468 |
| Property and equipment, net | 579 | - | 579 |
| Prepaid expenses and other assets | 150 | 120 | 30 |
| Right-of-use asset | 721 | - | 721 |
| Total assets | $ 8,248 | $ 9,563 | $ (1,315) |
| **LIABILITIES AND MEMBERS' EQUITY** | | | |
| Accounts payable and accrued expenses | $ 766 | $ 337 | $ 429 |
| Lease liability | 721 | - | 721 |
| Total liabilities | 1,487 | 337 | 1,150 |
| Commitments and Contingencies | - | - | - |
| Members' Equity | | | |
| Members' equity | 7,879 | 9,226 | (1,347) |
| Noncontrolling interests | (1,118) | - | (1,118) |
| Total members' equity | 6,761 | 9,226 | (2,465) |
| Total liabilities and members' equity | $ 8,248 | $ 9,563 | $ (1,315) |

* Amended on May 26, 2022

Net capital is computed on an unconsolidated basis. For subsidiaries consolidated under the flow-through capital benefits of Appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the financial statements or in the net capital supplementary schedule as required by paragraph (c)(ii) of SEC Rule 17a-5.